Taser International Inc.
Common Shares
87651B104
April 20, 2004


CUSIP 87651B104
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 0

6. 0

7. 0

8. 0

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Taser International Inc.
(b) 7860 East McClain Drive
    Suite 2
    Scottsdale, AZ
    United States  85260

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 87651B104

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 0
    (ii) 0
    (iii) 0
    (iv)  0

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 21, 2004
Neal Nenadovic
Chief Financial Officer